Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Combined Fixed Charges and Preferred Stock Dividend Requirements

($ In Millions)

	Three Months Ended	Nine Months Ended
Excluding Interest on Deposits:	9/30/2009	9/30/2009

Fixed Charges:
Interest Expense (excluding interest on deposits)	$72	$290
One-Third of Rents, Net of Income from Subleases	7	22
Preferred Stock Dividends	51	134

Total Fixed Charges	130	446

Earnings:
Income (Loss) Before Income Taxes, Minority Interest & Cumulative Effect of Accounting Change	$(108)	$981
Fixed Charges – Excluding Preferred Stock Dividends	79	312

Total Earnings	(29)	1,293

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	N/A (a)	2.90x

Coverage Deficiency	$(159)

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$300	$1,049
One-Third of Rents, Net of Income from Subleases	7	22
Preferred Stock Dividends	51	134

Total Fixed Charges	$358	$1,205

Earnings:
Income (Loss) Before Income Taxes, Minority Interest & Cumulative Effect of Accounting Change	$(108)	$981
Fixed Charges – Excluding Preferred Stock Dividends	307	1,071

Total Earnings	$199	$2,052

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	N/A (a)	1.70x

Coverage Deficiency	$(159)

(a)	Earnings are inadequate to cover fixed charges by $159 million.